Exhibit 99.2

Certification
Pursuant to Rule 13a-14(b) of the Exchange Act

Pursuant to Rule 13a-14(b) of the Exchange Act, the undersigned officer of Rio Tinto plc, registered in England and Wales, (the “Company”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended 31 December 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ Leigh Clifford	/s/ Guy Elliot
Name: Leigh Clifford	Name: Guy Elliott
Title: Chief executive	Title: Finance director

Dated: 26 March 2004

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.

Back to Contents

Certification
Pursuant to Rule 13a-14(b) of the Exchange Act

Pursuant to Rule 13a-14(b) of the Exchange Act, the undersigned officer of Rio Tinto Limited, registered in Victoria, Australia,(the “Company”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended 31 December 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ Leigh Clifford	/s/ Guy Elliot
Name: Leigh Clifford	Name: Guy Elliott
Title: Chief executive	Title: Finance director

Dated: 26 March 2004

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.